SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number  000-52601

(Check One)

☐ Form 10-K and Form 10-KSB	☐ Form 11-K
☐ Form 20-F	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For period ended:   March 31, 2009

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended:   N/A

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant    Flex Fuels Energy, Inc.

Former name if applicable  Not Applicable

Address of principal executive office   3rd Floor, 14 South Molton Street

City, State and Zip Code    London, UK W1K 5QP

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, –SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays in finalizing our Quarterly Report, we are unable to file within the prescribed time period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Scott Rapfogel, Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                       ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                    ☐ No

For the three month period ended March 31, 2009 the registrant had a net loss of approximately $692,084 as compared to a net loss of $871,025 for the three month period ended March 31, 2008. The decrease in net loss is attributed to restricted spend during the review of the Cardiff project and consisted primarily of $202,250 (29%) audit and accountancy fees, $138,417 (20%) legal fees and $126,582 (18%) in management remuneration.  Legal fees have been incurred due to the ongoing litigation and audit fees have increased due to a change in auditor and the decision to undertake a full audit from inception, March 10, 2006, through to December 31, 2008.  For the three month period ended March 31, 2008 the registrant had a net loss of $871,025. The loss consisted primarily of $289,889 (33%) management remuneration, $252,730 (29%) impairment of tangibles, $119,145 (14%) salaries, $92,191 (11%) consultancy fees and $83,321 (10%) audit and accountancy fees made during the period.  The registrant will not report revenues in the three month period ended March 31, 2009, and did not report any revenues in the three month period ended March 31, 2008.

Flex Fuels Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2009	By:	/s/ Robert Galvin
Name: Robert Galvin
Title: Secretary, Treasurer and Chief Financial Officer